

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 11, 2009

By U.S. Mail and Facsimile to: (212) 370-7889

Mark D. Klein
President and Chief Executive Officer
57th Street General Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re: 57th Street General Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed November 16, 2009**
> **File No. 333-163134**

Dear Mr. Klein:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of a letter or a call from FINRA indicating that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. Please provide us an analysis that discusses why the company's stockholders are not faced with an investment decision on an event subject to the registration requirements of the Securities Act when the company enters into an agreement to acquire a target business and provides its stockholders with an opportunity to exercise their put rights.

3. Please tell us, with a view towards revised disclosure, if the company anticipates registering its common stock pursuant to Section 12(g) of the Exchange Act. In that regard, please include disclosure addressing the applicability of the proxy rules to a company reporting pursuant to Section 15(d) of the Exchange Act, a company with securities registered under Section 12 of the Exchange Act and a company with no Exchange Act reporting obligations.

4. We note your disclosure on page 5 in the section entitled "Effecting a Business Transaction" and elsewhere in the document where you provide that if no shareholder approval is required for a potential business combination, investors' only opportunity to evaluate and affect the investment decision regarding a potential business transaction will be limited to exercising their put rights within a certain period of time set forth in a notice that will be distributed to all public stockholders. It is also our understanding that exercisability of the put right will be subject to certain conditions, such as board approval of a business combination, and further the terms of the put right are fixed and not negotiable by the stockholders. In these regards, please confirm to us that you will file a Schedule TO and satisfy Rule 13e-4 and Regulation 14E relating to investors' ability to exercise the put right. In the alternative, please provide us with a detailed analysis why you do not believe Rule 13e-4 and Regulation 14E are applicable. Please ensure your analysis considers the *Wellman* factors, and cite to any relevant no-action letters and/or other staff interpretative positions that you believe support your analysis.

Cover Page of Prospectus

5. Please revise the cover page of the prospectus to state that the company does not intend to submit the initial business transaction to its stockholders for a vote and that up to 88% of the company's stockholders will have the right to put their shares of common stock to the company for cash in connection with the consummation of the initial business transaction.

6. Please disclose, if accurate, that the company will not be limited to a particular industry, geographic region or minimum transaction value for purposes of consummating an initial business transaction. In addition, disclose whether the company may enter into a transaction with a non-U.S. entity, and, if so, add a risk

factor discussing the inherent difficulties with ownership of a foreign entity.

7.   Please disclose on the cover page of the prospectus that the company will only
       have 15 months from the date of the prospectus to consummate the initial
       business transaction.

8.   We note the disclosure in the footnote to the "Underwriting Discounts and
       Commissions" column of the table on the cover page of the prospectus regarding
       the additional contingent fees that may be payable to the underwriters. Please
       revise the per unit and total amounts disclosed in the table to include all discounts
       and commissions that may be paid to the underwriters in connection with the
       offering, including the maximum amount payable upon consummation of the
       initial business transaction. Please also revise your characterization of the
       underwriting discounts and commissions throughout the prospectus, including in
       the use of proceeds and plan of distribution, accordingly. Refer to paragraph 17
       of Schedule A of the Securities Act.

Prospectus Summary, page 3

General

9.   If available, please provide a website address for the company.

Our Business, page 3

10.   Please expand your discussion of the prior experience of your directors and
       executive officers with blank check companies to discuss briefly the performance
       of Great American Group, Inc. following the consummation of its business
       combination transaction. In addition, disclose the total or annualized return on
       investment for the public stockholders in Alternative Asset Management
       Acquisition Corp. from the date of their original investment through the
       acquisition and to the most recent practicable date.

The Offering, page 7

Offering proceeds to be held in trust, page 9

11.   You state that in the event you are required to seek stockholder approval in
       connection with your initial business transaction, public stockholders exercising
       their put rights and voting (i) in favor of the business transaction will be entitled
       to receive a pro-rata portion of the trust account including interest and (ii) against
       the business transaction will be entitled to receive a pro-rata portion of the trust
       account excluding interest. Please provide us an opinion of counsel addressing
       whether structuring the vote in a manner that provides additional consideration to

stockholders who vote in favor of the transaction is permissible under Delaware law.

Anticipated expenses and funding sources, page 9

12.   Please revise to disclose that the company may accept loans from certain officers and directors in order to meet working capital needs as discussed on page 40.

Stockholders not required to approve initial business transaction unless…, page 10

13.   Please revise to disclose that the company may enter into privately negotiated transactions to purchase shares from stockholders who would otherwise elect to put their shares back to the company for a per share pro rata portion of the trust account. Please also address whether any premium purchase price that may be paid to purchase such shares will be in the best interest of your stockholders, considering in particular that the remaining stockholders will experience a reduction in book value per share compared to the value received by stockholders that successfully have their shares purchased at a premium.

Put rights for public stockholders, page 10

14.   Please tell us, with a view towards revised disclosure, under what circumstances, if any, the company would consider increasing or decreasing the 88% put right threshold.

15.   We note that you intend to furnish your public stockholders with a notice containing substantially the same material required in a Schedule 14C information statement setting forth the details of your proposed business transaction. We also note that holders of public shares may have less than 10 days from the date they receive the notice to exercise their put rights and that you may require holders to tender their certificates or deliver their shares electronically in order to properly exercise these put rights. Please tell us how you determined that holders will have adequate time and information to make a fully informed investment decision on the exercise of the put right. In that regard, please discuss how you determined that a notice containing substantially the same material required in a Schedule 14C information statement will provide your investors with adequate information. Please also discuss how you determined that 10 days notice, rather than 20 calendar days notice as would be required for the distribution of an information statement pursuant to Exchange Act Rule 14c-2, will provide your investors with adequate time to make their decision.

Escrow of initial shares and insider warrants, page 13

16.   Please revise to clarify what is meant by the term "ordinary shares".

Risk Factors, page 15

General

17.   Please revise to include a risk factor addressing the fact that the exercise price of
        the warrants is higher than is typical in similar blank check company offerings
        and, as a result, the warrants are less likely to ever be in the money and more
        likely to expire worthless.

18.   Please include risk factor disclosure that addresses the apparent trend among
        blank check companies involving, among other things, changing minimum
        transaction value or conversion threshold requirements, paying premiums in open
        market purchases and modifying governing instruments in order to effectuate a
        business combination.

Unlike most other blank check companies, we are not required…, page 20

19.   Please expand this risk factor to discuss the risk that management's unrestricted
        flexibility in identifying and selecting a prospective acquisition candidate along
        with management's financial interest in consummating an initial business
        transaction may lead management to enter into an acquisition agreement that is
        not in the best interest of the company's stockholders, including, for example, the
        acquisition of another shell company or a *de minimus* amount of assets.

Our management's ability to require holders of our warrants to exercise…, page 27

20.   Please revise to explain more clearly why the cashless warrant exercise will have
        the effect of reducing the potential "upside" of an investment in your company.
        Provide an illustrative example.

Dividend Policy, page 35

21.   We note that the company may effect a stock dividend in order to maintain the
        sponsor's ownership at 10% of the company's common stock. Please revise to
        include appropriate risk factor disclosure related to this potential dividend.

Liquidity and Capital Resources, page 40

22.   You state that certain of your officers and directors may loan the company funds
        for the company's working capital needs. Please revise to disclose the known
        terms of these loans, including interest rate, maturity date, the conditions under
        which the loan may be convertible into warrants and any other material
        information. Please also file any written agreement between the company and

these officers and directors memorializing these terms as an exhibit to the registration statement.

No opportunity for stockholder approval of business transaction, page 50

23.   Please revise to provide examples of the types of initial business transactions the company may consider and whether stockholder approval would be required under applicable state law for each such transaction.

Management, page 60

24.   Please revise to include the information required by Item 407(a) of Regulation S-K regarding director independence.

Compensation for Officers and Directors, page 62

25.   You state that no executive officer has received any cash compensation for services rendered. Please revise to address all compensation, whether in cash or otherwise, received by executive officers and directors.

Conflicts of Interest, page 62

26.   Please revise this section to disclose all of the business affiliations of each of your officers and directors that may cause them to have conflicts of interest in presenting a specific business opportunity to the company.

Shares Eligible for Future Sale, page 75

27.   Please tell us how you calculated the number of shares outstanding if the underwriters' over-allotment option is exercised in full as disclosed in the first sentence of this section.

Table of Contents

28.   We note that the table of contents is included on the outside back cover page of the prospectus. It appears, however, that you intend to deliver prospectuses electronically. Please revise to include the table of contents immediately following the cover page of the prospectus. Refer to Item 502(a) of Regulation S-K.

Power of Attorney, page S-1

29.   It appears that the power of attorney included on the signature page is incomplete. To the extent the company intends to use a power of attorney for amendments to

the registration statement, please revise to include the names of the designees.

Exhibit Index

30.   Please file all exhibits with your next amendment or tell us when you intend to file them. They are subject to the staff's review and we will need time to conduct that review.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Asim Grabowski-Shaikh, Esq.
        Ellenoff Grossman & Schole LLP
        (By facsimile)